Exhibit 1.01

Smith & Nephew PLC
Conflict Minerals Report
For The Year Ended December 31, 2014

Introduction

Smith & Nephew plc ("Smith & Nephew," also referred to as "the Company," "we," "our," and "us") is a global medical technology business. We have products in the following fields: Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, and Trauma & Extremities.

This Report relates to the process undertaken for Smith & Nephew products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives (collectively, the “Conflict Minerals”).

Third-party products that Smith & Nephew sells but that it does not manufacture or contract to manufacture are outside the scope of this Report.

Executive Summary

Smith & Nephew reviewed its entire supplier base for conflict minerals use and queried all potential suppliers of conflict minerals. 239 unique, real smelters or refiners (herein referred to as “smelters”) were reported by Smith & Nephew suppliers, including the discovery of 8 valid smelters that were not yet recognized in the Conflict Free Sourcing Initiative’s (CFSI) Conflict Minerals Reporting Template.  Of these 239 smelters, 33 were identified as sourcing (or possibly sourcing) from the Democratic Republic of Congo (DRC) or surrounding countries (collectively, the “Covered Countries”). Smith & Nephew’s due diligence review indicates that 30 of the 33 smelters are certified as conflict free. The remaining 3 smelters are actively seeking conflict free certification.  Smith & Nephew found no reasonable basis for concluding that these remaining uncertified refineries sourced Conflict Minerals that directly or indirectly finance or benefit armed groups.  Because, however, we cannot say with certainty that these remaining uncertified refineries are conflict free, we think it is best that Smith & Nephew identify its status as “conflict undeterminable” for the year 2014.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (RCOI) was executed with 933 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Smith & Nephew. Smith & Nephew’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of all products manufactured by Smith & Nephew in 2014, that contain conflict minerals.

The affected suppliers and original manufacturers were contacted, provided with Smith & Nephew’s policy, and requested to provide conflict minerals data in the CFSI Conflict Minerals

Reporting Template.  These suppliers provided a large number of smelter names for facilities these suppliers used to process conflict minerals.  After correction, review, and removal of duplicate and alternate names, 239 smelters were identified as conflict minerals smelters consistent with the smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.

Of the 239 supplier-identified smelters, 33 were known to source, or there was reason to believe they source, conflict minerals from the Covered Countries. This assessment was based on information obtained directly from the smelters and other public information available at the time.

In accordance with the SEC final rules for conflict minerals that are sourced from the Covered Countries, Smith & Nephew is required to exercise, and has exercised, due diligence on the conflict minerals’ source and chain of custody and is required to follow, and has followed, a nationally or internationally recognized due diligence framework.

Design of Due Diligence

Smith & Nephew designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development Due Diligence (OECD) Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance): Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.

Conflict Minerals Policy

Our policy is publicly available on our website at: http://www.smith-nephew.com/sustainability/policies/conflict-minerals/conflict-minerals-policy

Due Diligence Results Smelters

Of the 33 smelters either identified as sourcing conflict minerals from Covered Countries or as being smelters whom Smith & Nephew has reason to believe source conflict minerals from the Covered Countries, 30 smelters are recognized as conflict free by the Conflict Free Smelter Program (CFSP) and listed on the Conflict Free Smelter Program’s website as conflict free certified.

Smith & Nephew contacted the remaining 3 smelters.  All 3 smelters have committed to becoming conflict free certified and are identified on the CFSI list as being actively engaged in pursuing conflict-free certification. These 3 smelters were also reviewed against publicly available information to determine whether there was any reason to believe they directly or indirectly finance or benefit armed groups in the Covered Countries. This investigation included a review of the 2014 interim and 2015 final reports by the UN Group of Experts on the Democratic Republic of the Congo, publications by non-governmental organizations including the “Enough Project”, Global Witness, Southern Africa Resource Watch, and Radio Okapi (the UN funded news organization in the conflict region of the DRC), and a general search of the Internet. None of these 3 smelters were identified in any of these publications as directly or indirectly financing or benefiting armed groups in the Covered Countries.

Suppliers to Smith & Nephew source from smelters that source from the Covered Countries. Some of these smelters have not yet been conflict free certified by an independent third party audit. However, none of the uncertified smelters, nor any others in Smith & Nephew’s supply chain (based on information publicly available at the time), have been identified as directly or indirectly financing or benefiting armed groups in the Covered Countries.  Because, however, we cannot say with certainty that these remaining uncertified smelters are conflict free, we expect Smith & Nephew will identify its status as “conflict undeterminable” for purposes of the report required to be filed for the year 2014 with the United States Securities and Exchange Commission.

Facility and Mine Information

The 3 non-CFSI certified smelters, identified above, include 1 tantalum smelter, 1 gold refinery, and 1 tungsten smelter. Two of these smelters are in China and one is in Austria. As noted, all 3 are actively pursuing conflict free certification and are listed as active in the CFSI program.  The mines used by these smelters are not publicly available and were not disclosed by these smelters.  There is, however, no publicly available information suggesting these smelters are sourcing conflict minerals from mines that directly or indirectly finance or benefit armed groups.

Steps to be taken to mitigate risk

We have taken, and/or intend to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries:

a.	We are including a conflict minerals flow-down clause in all new and renewing supplier contracts;

b.	We are continuing to drive our suppliers to obtain current, accurate, and complete information about their smelters and refiners of Conflict Minerals;

c.	We are engaging directly (or indirectly through suppliers) smelters sourcing from the Covered Countries to become conflict free certified by the Conflict Free Smelter Program;

d.	We are working with relevant trade associations and industry groups to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Smith & Nephew. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the fact that the definition of “smelter” was not finalized by the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2014, certification programs not being equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.